

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

April 4, 2008

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE:**   **Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1/A3**
> **Filed March 6, 2008**
> **File No. 333-146921**

Dear Mr. Ballard :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. It appears from the registration table as currently provided that the registrant is seeking to register both convertible notes and warrants in this registration statement. If such is the case, please revise the registration statement throughout to reflect this fact and provide all necessary disclosure. If that is not your intent, the fee table should be revised accordingly.

2. In an appropriate place in the prospectus, provide a full legal analysis of the exemption(s) relied upon in the offer and sale of the convertible notes and warrants without registration under the Securities Act of 1933, as amended. We may have further comment.

3. Please clarify what is intended by footnote (8) to the fee calculation table.

4. Please note that the following page number references are taken from the red-lined version of the Form S-1/A-3 filed on March 6, 2008.

5. Please monitor the need to update your consents.

6. Please tell us how you considered your need to include the disclosures required by paragraph 26 of SFAS 154 for changes made to your filings previously filed with the Commission. In this regard, paragraph 2.h of SFAS 154 defines an error in previously issued financial statements as "an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared."

Prospectus Cover Page, page 1

7. The staff notes your response to our comment number 13 in our comment letter dated January 23, 2008. At this time we reissue our comment. In this respect, please note that: (i) it is the staff's longstanding position that it an offering that is commenced as a private placement transaction should be completed as a private placement and an offering commenced as a public offering should be completed as a public offering; (ii) that your offering as you have described it does not appear to fall within the four corners of the staff's position in Black Box; and (iii) Item 502(c) of Regulation D specifically notes that it is not possible to conduct a valid private placement when the issuer is involved simultaneously in a general solicitation for which this offering would qualify.

8. In an appropriate place, provide clarification as to the exact nature of the agreement between Jackson, Kohle & Co. and the selling securityholders , whether this arrangement constitutes a firm commitment underwriting, what regulatory approval, if any (i.e., FINRA, or state securities commissions) is required by this agreement with respect to Jackson, Kohle & Co., and disclose any discuss any regulatory issues that arise as the result of Mr. Hand's involvement as counsel to the company, a principal of Jackson, Kohle & Co., and as a selling securityholder in this registration statement.

9. Clarify what is meant by your statement on page 1 that the offering price of the securities being offered hereby is the result of negotiations between the company and the selling securityholders.

Summary Consolidated Financial Data, page 8

10. We note your response to prior comment 17 of our letter dated January 23, 2008 which indicates that you have revised the data. However, the number of shares outstanding used in the calculation of earnings per share for the six months ended December 31, 2007 as reported in your summary consolidated financial data on page 8 and the selected financial data on page 21 does not agree to the amount shown on the face of your statements of income and comprehensive income for the same period. Please review this inconsistency in your presentation and revise as necessary. Further, please clarify your disclosures on pages 8 and 21 to clearly indicate whether the weighted average number of shares presented here is used to calculate basic or diluted earnings per share.

11. Please ensure that all of the data disclosed in your summary and selected data is consistent with similar disclosures elsewhere in your filing. In this manner, but without limitation, we note that the amounts of your total current liabilities, net assets, and total shareholders' equity as of December 31, 2007 on page 8 are inconsistent with the amounts reported in your balance sheet and amounts reported in your selected data on page 21.

12. We further note that you have disclosed the number of basic and diluted weighted average shares outstanding used in the calculation of earnings per share as 75,000,000 for all periods presented. For purposes of computing the number of shares outstanding for the period prior to the date of recapitalization, the number of shares outstanding should be the number of shares issued by the public shell company to the shareholders of the non-public operating company. For the period from the date of the recapitalization to the end of the period, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of the combined entity in that period. The weighted average number of shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described here. Please clarify the method in which you calculated the number of basic and diluted weighted average shares outstanding for all periods presented within the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Revenue, page 25

13. Please ensure that all of the amounts disclosed in your results of operations are consistent with similar disclosures elsewhere in your filing. In this manner, we note that your revenue for the quarter ended December 31, 2006 of $31,178,560 as disclosed here is inconsistent with the amount disclosed in your quarterly information on page 22.

14. We note your response to prior comment 19 of our letter dated January 23, 2008. Please clarify whether your truck customers who use diesel have migrated to other sources/types of fuel and specify whether the reduction in truck traffic using diesel continued for the six months ended December 31, 2007.

15. We note your response to prior comment 20 of our letter dated January 23, 2008 and your presentation of each variety of cost of goods sold as a percentage of your respective component of revenue for the six months ending December 31, 2007 and December 31, 2006. Please include a similar presentation for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005. In this regard, please include the column to indicate each component of cost of goods sold as a percentage of the respective component of revenue.

Foreign Currency Translation Adjustment, page 30

16. We note your response to prior comment 21 of our letter dated January 23, 2008. Your disclosure indicating that exchange rates of 7.81 in 2007, 8.07 in 2006 and 8.26 in 2005 were used in calculating the assets and liabilities, revenue and expenses, and shareholders equity which resulted in a $1.39 million foreign currency translation adjustment is confusing. In this manner, if your assets and liabilities, revenue and expenses, and shareholders equity were all translated at the same exchange rate, there would be no need for a translation adjustment for that timeframe. Please modify your disclosure to clarify whether you translate assets and liabilities, revenue and expenses, and shareholders' equity using an exchange rate as of the balance sheet date, average rate, or historical rate. Refer to paragraph 12 of SFAS 52 and your significant accounting policy footnote disclosure concerning foreign currency translation on pages 64 and 83.

17. The amount of revenues and expenses you report in US Dollar terms for a specific period may materially differ due to changes in exchanges rates from one period to the next. In this manner, we note the RMB has appreciated 11.6% from 8.26 as of December 31, 2005 to 7.3 as of December 31, 2007. Please include a related discussion in your results of operations to explain the nature of any significant exchange rate impacts on your revenues and expenses reported in US Dollar terms.

Liquidity and Capital Resources, page 30

Cash Flow, page 30

18. Please ensure that all of the data disclosed in your liquidity and capital resources is consistent with similar disclosures elsewhere in your filing. In this manner, we note that the amount of net cash used in investing activities for the six months ended December 31, 2007 on page 30 is inconsistent with the amounts reported in your statement of cash flows on page 62. In this regard, you appear to have excluded from the table the net cash (used in) investing activities for the six months ending December 31, 2007.

Operating Activities, page 31

19. We note from your response to prior comment number 22 of our letter dated January 23, 2008 and your revised disclosure under this heading that you provided better terms to long term customers with respect to the customers' requirement to satisfy amounts owed to you. Please disclose the terms in which you extend credit to your customers and indicate whether there are incentives for customers to pay timely or penalties for paying late. In addition, please indicate whether any of your accounts receivables are in arrears.

Financing Activities, page 32

20. Please review your filing to correct any typographical errors. In this manner, we note that you have referenced investing activities while appearing to discuss your financing activities.

Quantitative and Qualitative Disclosure About Market Risk, page 35

Commodity Risk, page 35

21. We note your response to prior comment 18 of our letter dated January 23, 2008. We also note that as of December 31, 2007, you have $22.7 million in inventories and $34.8 million in advances to suppliers which equates to more than 3 months of product sales. As such it appears that you have locked in prices well in advance of the time when you deliver your commodities and determine customer pricing. Please quantify the potential loss of product revenues resulting from your decision to lock in pricing in advance of customer pricing if the spot price of oil were to drop by 10%. Alternatively, please provide quantitative information about market risk in accordance with one of the disclosure alternatives required by Item 305(a) of Regulation S-K.

Information Regarding the Notes and Warrants, page 48

22. In the first paragraph of this section, you make the statement that the convertible notes mature on December 18, 2007, which is the same day they were issued. Please revise or advise.

Description of Securities, page 51

Common Stock, page 51

23. We have considered your response to prior comment numbers 24 and 26 wherein you indicate you have "a legal opinion from a China Law Firm that provides the opinion that currency between the U.S. and China can be transferred to the U.S. without needing prior approval from the China government." However, we also note your disclosure under this heading that "our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including … restrictions on the conversion of

local currency into U.S. dollars or other hard currency and other regulatory restrictions." In addition, we note your risk factor disclosure on page 16 describing restrictions on currency exchange. Please tell us what restrictions you are referring to with respect to the conversion of local currency into U.S. dollars. In addition, please provide further support for your exclusion of condensed parent-only financial information as required by Rule 12-04 of Regulation S-X or otherwise include the required financial statements. You may wish to contact us to further discuss your consideration of Rule 12-04 of Regulation S-X.

Statements of Cash Flows for the Six Months Ended December 31, 2007, page 62

24. We note that you have recorded $2.1 million in proceeds from issuance of convertible shares as a component of financing activities. However, we note that after disbursement of fees and expenses you netted $1.8 million. Please clarify whether you paid the fees and expenses in cash and where such outflows were recorded in your statements of cashflows.

25. We note that the effect of exchange rate changes in cash is $2,655,059 for the six months ended December 31, 2007 which is similar to the amount reported in your statement of stockholders' equity. Please note that paragraph 25 of SFAS 95 requires that a statement of cashflows shall report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents. Please clarify whether the amounts reported in effect of exchange rate changes within your statements of cashflows represent the exchange rate changes on cash balances held in foreign currencies as contemplated by paragraph 25 of SFAS 95 or whether they include the exchange rate changes from all translation adjustments as contemplated by paragraph 13 of SFAS 52.

Note 13. Convertible Notes, page 73

26. We note that on December 18, 2007, you sold convertible shares that were issued in tandem with warrants granted at an exercise price of $0.80 per share. Please specify the currency in which the warrants are denominated. If the warrants were issued in a currency which differs from your functional currency, please provide us your summary analysis to indicate whether or not the warrants meet the requirements of paragraph 11(a) of SFAS 133 to qualify for equity classification under US GAAP.

27. Please provide us the journal entry you made to record the issuance of the convertible notes, including an amortization schedule of any amounts to be expensed in future periods. In addition, please cite the authoritative accounting literature in which you relied upon to record this transaction.

28. We further note that these notes you sold are convertible into your common stock at $0.70 per share. Please tell us how you considered whether the convertible securities you issued contain a beneficial conversion feature that should be valued separately at

issuance. In doing so, please specify whether you used a Black Scholes calculation to determine the related intrinsic value of the beneficial conversion feature, if applicable. Please refer to EITF 98-5 and EITF 00-27.

Note 14. Warrants, page 74

29. We note from your disclosure within this footnote that the "noteholders of the convertible notes from December 18, 2007 received detachable warrants for the purchase of 1,500,000 shares of common stock, which were valued at $1,528,180." Please tell us whether the discount you reference on your December 31, 2007 balance sheet, totaling $1,400,802, represents the discount for the detachable warrants or otherwise advise.

Consolidated Balance Sheets as of June 30, 2007 and 2006

Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2007, 2006 and 2005

30. Please clarify whether the 50,000,000 shares outstanding for all periods presented include the shares retained by the shareholders of Longwei Petroleum Investment Holding Limited, the public shell company. Generally in these types of transactions we see that:

- the recapitalization is reflected as an issuance of shares, represented as the number of shares retained by the public shell company, and,

- financial statements prior to the date of the recapitalization reflect the issuance of shares to the shareholders of the non public operating company.

Please contact us at your convenience if you would like to discuss this matter further.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
        J. Davis
        J. Cannarella
        M. Karney

        via facsimile
        John Ballard 303-979-7879